Exhibit 4.54
IRREVOCABLE UNDERTAKING

To:	SK Telecom Co., Ltd.
SK T-Tower, 11
Eulijiro2-ga
Jung-gu
Seoul 100-999
Korea
Attn: Mr. Man Won Jung
c/o: Sangwoo Kim
25 September 2009
Dear Sirs
Proposed Off-Market Share Repurchase
We understand that on 25 September 2009, SK Telecom Co., Ltd. (SKT) submitted to China Unicom (Hong Kong) Limited (the Company) a conditional irrevocable offer (the Offer) to sell 899,745,075 ordinary shares of par value HK$0.10 each (the Shares) in the capital of the Company owned by SKT by way of an off-market share repurchase (the Share Repurchase) by the Company.
Under the terms of the Offer, the consideration for the Share Repurchase will be HK$9,991,669,057.87, being HK$11.105 for each Share. The Offer is conditional upon the satisfaction of certain conditions set forth in the Offer, including (a) the approval of the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of the Share Repurchase under the Hong Kong Code on Share Repurchases and (b) the approval of the Share Repurchase by the independent shareholders of the Company and the shareholders of China United Network Communications Limited. Upon satisfaction of those conditions, SKT and the Company shall enter into a share repurchase agreement in the form attached to the Offer (the Share Repurchase Agreement). The Offer and the Share Repurchase Agreement set forth all of the terms and conditions of the Share Repurchase.
This letter sets out the terms and conditions on which we will vote in favour of the Share Repurchase and the Share Repurchase Agreement at the extraordinary general meeting of the shareholders of the Company to be convened for the approval of the Share Repurchase and the Share Repurchase Agreement (the EGM).
Shareholdings
1. We represent and warrant to SKT that:
     (a) we are the legal and beneficial owner of 7,008,353,114 Shares, representing approximately 29.49% of the issued share capital of the Company (the Netcom BVI Shares);
     (b) we hold the Netcom BVI Shares and the Further Netcom BVI Shares (as defined in paragraph 2 below) free of any lien, charge, option, claim, right of pre-emption and any other third party right or encumbrance of any nature whatsoever and together with all rights accruing or attaching thereto;
     (c) we have full power and authority to enter into this letter and to perform the obligations set out in this letter; and
     (d) we have full power and authority to vote the Netcom BVI Shares and the Further Netcom BVI Shares in favour of the Share Repurchase and the Share Repurchase Agreement at the EGM.

Dealings
2. We undertake to SKT that before the Offer lapses in accordance with its terms or until this letter lapses in accordance with its terms, we will not sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in (i) any Netcom BVI Shares or (ii) any other shares or securities in the Company issued or unconditionally allotted to us or otherwise acquired by us (the Further Netcom BVI Shares).
3. We undertake that we will not, directly or indirectly, solicit or encourage any person take any action which is or may be prejudicial to the successful approval of the Share Repurchase and the Share Repurchase Agreement by the shareholders of the Company at the EGM or which would or may have the effect of preventing any of the conditions of the Offer from being fulfilled.
Undertaking to Vote in Favour of the Share Repurchase
4. We undertake that we will exercise all voting rights attached to the Netcom BVI Shares and any Further Netcom BVI Shares to vote in favour of all resolutions to approve the Share Repurchase and the Share Repurchase Agreement and any related matters necessary for the Company to execute, deliver and perform its obligations under the Share Repurchase Agreement proposed at the EGM, or at any adjournment of any such meeting.
Time of the Essence
5. Any time, date or period mentioned in this letter may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.
Lapse
6. This letter shall lapse and each party shall have no obligations hereunder:
     (a) if the Share Repurchase and the Share Repurchase Agreement are not approved at the EGM; or
     (b) if the Offer lapses in accordance with its terms.
If this letter lapses in accordance with paragraph 6, we shall have no claim against SKT and SKT shall not have any claim against us pursuant to this letter.
Specific Performance
7. If we fail to comply with the undertaking set out in paragraph 4 or we breach any of our other obligations under this letter, damages would not be an adequate remedy and accordingly, SKT shall be entitled to the remedy of specific performance, injunction and other equitable relief.
Counterparts
8. This letter may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

Governing Law and Jurisdiction
9. The terms of this letter shall be governed by and construed in accordance with the laws of the Hong Kong and the parties submit to the exclusive jurisdiction of the Hong Kong courts for all purposes in connection with this letter and waive any objections to the jurisdiction of those courts and irrevocably agree that a judgment or order of the Hong Kong courts in connection with this letter is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.
10. We shall each at all times maintain an agent for service of process and any other documents in proceedings in Hong Kong or any other proceedings in connection with this letter.
Yours faithfully
For and on behalf of
CHINA NETCOM GROUP
CORPORATION (BVI) LIMITED
/s/ Li Fushen
Name: Li Fushen
Title: Director
Acknowledged and agreed
For and on behalf of
SK TELECOM CO., LTD.
/s/ Jinwoo So
Name: Jinwoo So
Title: President of GmS